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May 31, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Investment Corp. IV Amendment No. 1 to Registration Statement on Form S-4 Filed May 14, 2019 File No. 333-230817

Ladies and Gentlemen:

On behalf of Capitol Investment Corp. IV (“Capitol”), we respond as follows to the Staff’s comment letter, dated May 29, 2019, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement. Following the submission of this letter, Capitol intends to file an Amendment No. 2 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Capitol’s response to each comment immediately thereafter. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Securities and Exchange Commission

May 31, 2019

Amendment No. 1 to the Form S-4

Anticipated Accounting Treatment, page 66

1.	We note your response to comment five in our letter dated May 8, 2019. ASC 805-10-25 indicates that the guidance of ASC 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer – the entity that obtains control of the acquiree. If that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered. Please help us further understand why a 73% (assuming no redemption) to 42% (assuming maximum redemption) ownership and relative voting rights would not be indicative of Capitol having a controlling financial interest.

We respectfully advise the Staff that the parties first considered the guidance in ASC 805-10-25-5 to determine which of the parties should be considered the acquirer for accounting purposes. As that guidance indicates, only if the guidance in ASC 810-10 related to determining the existence of a controlling financial interest does not clearly indicate which entity obtained control of the acquiree, should an entity go on to consider the additional factors to determine the acquirer. ASC 810-10-15-8 indicates that an investor with a majority voting interest will generally control a legal entity, but also provides exceptions to this guidance. While Capitol shareholders will collectively own between 57.7% and 73.4% of the combined company, Capitol’s current stock ownership is widely distributed and no single stockholder of Capitol is expected to own more than 9.0% of the combined company whereas NESCO Holdings LP (“Nesco Owner”) will own between 26.1% and 41.6%, depending on redemptions by Capitol’s shareholders. ASC 810-10-15-8 indicates that the power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other owners of voting interests, or by court decree. Therefore, Capitol and Nesco Holdings I, Inc. (“Nesco”) believe that a conclusion about control must be based on an evaluation of all specific facts and circumstances.

There is no precise definition in ASC 810-10 or other authoritative literature of “control” or “controlling financial interest” for this purpose. ASC 850-10-20 states that control is the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise.” In the present case, the board of directors of the combined company will be responsible for establishing policies for corporate management and oversight and making decisions on major company issues which include approving the combined company’s budget, senior management hiring, termination and compensation, financial statements, issuance of debt and equity, acquisitions, sales or mergers involving the company, and strategic initiatives.

Given the significant role of the board, Capitol and Nesco considered the parties’ board representation as well as certain rights of Nesco Owner related to board representation under the stockholders’ agreement in addition to ownership percentages in evaluating the existence of control or a controlling financial interest. The stockholders’ agreement was filed as an exhibit to the Registration Statement and will be executed and effective upon on closing of the transactions

Securities and Exchange Commission

May 31, 2019

If the interest that Capitol’s shareholders are expected to receive (between 57.7% and 73.4%, depending on redemptions) provided those shareholders with an ability to control the board of directors, then that would be indicative of Capitol’s shareholders obtaining control over the combined company. However, that is not the case. The post-transaction board of directors, as agreed to between the parties in the Merger Agreement executed on April 7, 2019, is to be made up of seven individuals or eight in the event of maximum redemptions. Of those seven (or eight), only two are appointees from Capitol. The stockholders’ agreement does not contain any specific rights for any of the Capitol shareholders to nominate or appoint members to the board of the combined company following the transaction. Additionally, the current shareholders of Capitol consist of a widely disbursed group of more than 500 public shareholders, both institutional and retail investors, holding in aggregate approximately 80%, and Capitol management and founders, holding in aggregate approximately 20%. Capitol’s shareholders are not an organized group of individuals or entities and no single shareholder from Capitol’s current shareholder group is expected to own more than 9.0% of the combined company. No agreements or arrangements exist among Capitol’s wide shareholder base with respect to voting or control of the combined company.

By contrast, Nesco Owner is expected to receive between 26.6% and 42.3%, depending on redemptions, and will have a continuing interest between 26.1% and 41.6% after Nesco management’s stake in Nesco Owner becomes a direct holding of approximately 0.4% and 0.7% in the combined company at closing. The post-transaction board of directors, as agreed to between the parties in the Merger Agreement, includes two appointees from Nesco Owner or three in the maximum redemption scenario. Furthermore, the stockholders’ agreement stipulates that: (1) Nesco Owner will have the continuing right to designate up to three persons to be appointed for election to the board following closing of the transactions, subject to reduction should Nesco Owner’s aggregate ownership decrease; (2) Nesco Owner may also request for at least one of its designated directors to be appointed as a member of each newly established committee of the combined entity’s board of directors; and (3) Nesco Owner’s prior approval is required for any change in the size of the combined entity’s board of directors. Nesco Owner is the only shareholder of the combined company to have such rights, as outlined in the stockholders’ agreement. Capitol shareholders, individually or as a group, do not have similar rights. It was also agreed in the Merger Agreement that Nesco’s Chief Executive Officer, who is currently a director and equityholder of Nesco Owner, will be a member of the board of the combined company.

Finally, the remaining two independent members to join the board were jointly agreed upon by both Capitol and Nesco before the execution of the Merger Agreement.

Therefore, given (1) Nesco’s representation on the board by Nesco Owner’s nominees and Nesco’s CEO, for a total of three out of seven members or four out of eight members, depending on redemptions, (2) Nesco Owner’s exclusive and continuing rights under the stockholders’ agreement to nominate up to three directors, designate a member of each board committee and to block any changes to the size of the board, (3) Nesco’s approval right on the current independent board members; and (4) Nesco shareholders having an effective blocking right on board decisions with four directors on an eight-member board as any decision will require at least five directors in that situation, the parties determined that there was not a clear indication of control or a controlling financial interest by Capitol under ASC 810-10 in order to determine that it was the accounting acquirer.

Securities and Exchange Commission

May 31, 2019

As such, it was appropriate to utilize the criteria in ASC 805-10-55-11 through 55-15 in the assessment of the accounting acquirer. Based on the parties’ evaluation of the factors that were described in our letter dated May 18, 2019, the parties concluded that Nesco should be deemed the accounting acquirer.

2.	Please help us better understand your analysis of ASC 805-10-55-11 through 55-15 by addressing the following:

●	Pursuant to your consideration of ASC 805-10-55-12(b), you note that the largest shareholder or group of shareholders will be the Nesco Owner and Nesco management. Please tell us separately the percentage ownership that will be held by the Nesco Owner. Please also help us better understand how you determined that the Nesco Owner and Nesco management should be combined for purposes of your analysis, including if there is any voting agreement in place amongst the parties.

●	On page 5 of your response, you listed other shareholder groups with anticipated significant ownership in the combined entity and the corresponding precombination non-beneficial ownership for each group. Please also tell us the expected postcombination ownership for each group.

●	In your discussion of ASC 805-10-55-12(c), you note that two additional independent directors will be appointed and nominated in connection with the transactions. Please help us better understand who will have the ability to nominate and appoint these additional two directors.

With respect to the first bullet of the Staff’s comment, the percentage ownership to be held by Nesco Owner following the transaction will be between 26.1% and 41.6%, depending on redemptions. This interest, pursuant to the stockholders’ agreement to be entered into in connection with the transactions that was filed as an exhibit to the Registration Statement, allows Nesco Owner to appoint two of seven board members of the combined company or three of eight board members, depending on redemptions. Following the transaction, Nesco management will own approximately 0.4% and 0.7% of the voting shares of the combined entity, depending on redemptions. Nesco Owner and Nesco management do not have any voting agreement or arrangement, but Nesco management currently holds its interest through Nesco Owner. In connection with closing, Nesco management’s holdings in Nesco Owner will become a direct holding in the combined company. In addition, the Chief Executive Officer of Nesco, who has been in his role since 2012, was retained as CEO by Nesco Owner upon Nesco Owner’s acquisition of the company in 2014.

Securities and Exchange Commission

May 31, 2019

With respect to the second bullet of the Staff’s comment, we wish to advise the Staff that our prior response mistakenly indicated that the ownership percentages set forth therein were pre-combination; the percentages indicated in our prior response were actually the expected post-combination ownership percentages for each group. The pre-combination and post-combination ownership percentages for each group are set forth below for the Staff’s reference, with the post-combination ownership percentages shown under both the no redemptions and maximum redemption scenarios.

	Precombination	Post-Combination No Redemptions	Post-Combination Max Redemptions
Capitol Acquisition Management IV, LLC	13.1%	8.0%	9.0%
Capitol Acquisition Founder IV, LLC	6.5%	4.0%	4.5%
Alyeska Investment Group, LP	4.8%	3.6%	0.0% - 4.1%
Brown Advisory Incorporated	4.6%	3.5%	0.0% - 3.9%
Polar Asset Management Partners Inc.	4.3%	3.3%	0.0% - 3.6%

Given that 80% of Capitol’s shareholders are a disparate group of more than 500 public shareholders, including both institutional and retail investors with varying interests and investment goals, it is not expected that these shareholders will vote together. Capitol does not have any knowledge of any related parties among these shareholders that would form a larger group nor is it aware of any agreements or arrangements existing among Capitol’s wide shareholder base with respect to voting or control of the combined company. Based on information available to Capitol, there are a further 15 shareholders that hold at least 1 million shares, each of which would represent at least a 1.5% ownership stake in the combined company in the no redemption scenario.

Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC each have as their members two separate executive officers of Capitol. There are no agreements between these two entities or their members indicating that they will vote or make other shareholder decisions together. However, if these entities were considered together, their combined ownership of 12.0% to 13.5% post-combination would be significantly less that the ownership of 26.1% to 41.6% held by Nesco Owner.

With respect to the third bullet of the Staff’s comment, both independent directors, William Plummer and Jeffrey Stoops, were jointly agreed upon by both Capitol and Nesco prior to the execution of the Merger Agreement and are specifically named in the stockholders’ agreement that was filed as an exhibit to the Registration Statement. The Merger Agreement does not provide either Capitol or Nesco with sole discretion in appointing or nominating the independent directors. The appointment and nomination was not dictated by the relative voting interests of Capitol or Nesco, but was jointly agreed upon. Either party could have effectively blocked the appointment of either independent director by not executing the Merger Agreement.

Securities and Exchange Commission

May 31, 2019

3.	Please expand your discussion to further clarify what specific transaction you are referring to when mentioning the recapitalization, including your specific planned accounting treatment of the recapitalization.

In Amendment No. 2, we will revise the Registration Statement to update the disclosure related to the Accounting for the Domestication and Mergers to more clearly indicate that the recapitalization is part of a series of merger steps defined as the Transaction. The accounting treatment of the merger of Capitol and Nesco would result in Nesco being the accounting acquirer of Capitol. As discussed more fully in the Pro Forma Unaudited Combined Financial Information beginning on page 74 of the Registration Statement, in addition to the merger of Nesco and Capitol, the Transaction involves utilizing $410 million of cash on Capitol’s balance sheet and funds from the issuance of a new revolving credit facility and notes to redeem Nesco’s existing Senior Second Lien Notes, pay down Nesco’s revolving credit facility and Tranche B revolving credit facility, and make a one-time payment to Nesco Owner. The combined company, post recapitalization, will have substantially lower debt balances and leverage.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 82

4.	For adjustment (5), please further explain in your disclosures how you came up with the appropriate tax rate to use, including your basis for using 0% for the three months ended March 31, 2019.

The resulting net impact of the pro forma adjustments under Scenario 1 and Scenario 2 are a decrease to the pretax loss (i.e., pretax income) of the combined company. Nesco had historically determined that it was not able to realize its deferred tax assets on a more likely than not basis, and had recognized a valuation allowance against those assets. Therefore, the resulting reduction in loss before income taxes from the effect of the pro forma adjustments reduced the historical net operating loss recognized and related valuation allowance on the combined entity’s deferred tax assets. Accordingly, no tax adjustments were applied to the pro forma adjustments (representing a 0% effective tax rate) for the three months ended March 31, 2019. In Amendment No. 2 we will revise our Pro Forma Unaudited Combined Statements of Operations to update the pro forma tax adjustment for the year ended December 31, 2018 to be consistent with this approach.

Also in response to the Staff’s comment, we will revise the explanation of adjustment (5) to reflect the foregoing.

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Securities and Exchange Commission

May 31, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Mark D. Ein Mr. L. Dyson Dryden